E. Ramey Layne rlayne@velaw.com
Tel +1.713.758.4629  Fax +1.713.751.5396

March 12, 2014

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Niska Gas Storage Partners LLC

Form 10-K for Fiscal Year Ended March 31, 2013
Filed June 7, 2013
Form 10-Q for Quarterly Period Ended December 31, 2013
Filed January 31, 2014
File No. 001-34733

Ladies and Gentlemen:

On behalf of Niska Gas Storage Partners LLC (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 26, 2014, with respect to its Form 10-K for Fiscal Year Ended March 31, 2013, filed with the Commission on June 7, 2013 (the “Form 10-K”), and to its Form 10-Q for Quarterly Period Ended December 31, 2013, filed with the Commission on January 31, 2014 (the “Form 10-Q”), File No. 001-34733.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

The Company has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Company has been provided to us by the Company.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 1. Business, page 1

Our Assets, page 6

1                                         In your discussion of the AECO Hub Customers, please revise to disclose the identity of the counterparty to the largest contract you have at such site, which represents 40.0 Bcf, or tell us why you do not believe disclosure is required. Refer to Item 101(c)(vii) of Regulation S-K for guidance. This comment also applies to your

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

“largest volumetric customer,” to whom you make reference on page 21 in your most recent quarterly report on Form 10-Q for the period ended December 31, 2013. As a related matter, please clarify what you mean when you refer to “largest volumetric customer” by quantifying the amount such customer represents.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that the disclosure called for by Item 101(c)(vii) of Regulation S-K is not applicable.  The Company’s largest volumetric customer represented 6.1% of its consolidated gross revenues for the fiscal year ended March 31, 2013.  Because the customer represented less than 10% of the Company’s consolidated gross revenues, Item 101(c)(vii) does not require disclosure of the customer’s name.  If the Company determines in the future that the revenue from the customer exceeds 10% of the Company’s consolidated gross revenues and the loss of the customer would have a material adverse effect on the Company, the Company will ensure the appropriate disclosures, as referenced in your letter and as required under Item 101(c)(vii), will be made for such future reporting periods.

By the phrase “largest volumetric customer”, the Company meant that the volume of natural gas the customer was entitled to store under its LTF contract was the largest volume of any contract the Company has with a customer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Factors that Impact Our Business, page 47

2.                                      We note that you discuss the various factors that impact your business here. With a view to putting these factors in context, in future filings please revise this disclosure to explain how each of these factors impacted your business in the most recent fiscal year. As an example, where you discuss the impact weather can have on your business generally speaking, please also explain how historical weather trends impacted your results of operations for the period covered in the report. Please tell us what this disclosure will look like.

RESPONSE:         The Company acknowledges the Staff’s comment and proposes to revise its disclosure in future filings to explain how the various factors impacted its business for the most recent fiscal year.  As an example, the Company would have explained the impact of these factors for the year ended March 31, 2013 as follows:

Market Price for Fee-based Contracts

The price available in the marketplace when negotiating new or replacement contracts is primarily driven by natural gas seasonal spreads, gas storage contract demand and the amount of storage capacity utilized for fee-based contracts that year. We may increase the capacity that we use for fee-based contracts at times of higher forward natural gas spreads and demand. Lower market prices for fee-based contracts may result from lower seasonal spreads or a more competitive environment for storage services. In fiscal 2013 we allocated more capacity to fee-based services in response to our view of relatively attractive short- and long-term contract rates available and to reduce working capital invested in our optimization strategy.

Working Gas Storage Capacity Growth

Working gas capacity added in the prior year or added during a year is expected to generate incremental revenue. Specifically, for the fiscal year ended March 31, 2013, our gas storage capacity increased from 221.5 bcf to 225.5 bcf which resulted in a year-over-year increase in revenue of $1 million.

Carried Inventory

When winter gas prices fall below forward prices for the following summer, we may defer the withdrawal of proprietary optimization inventory until the next fiscal year in order to add incremental margin and economic value, independent of the period in which that revenue is earned. This results in the deferral of realized earnings and cash flow from one fiscal year to the next. This was most evident during the fiscal year ended March 31, 2012, when an unseasonably warm winter resulted in a reduction of demand for natural gas which resulted in a significant overall decline in near-term natural gas prices.  The simultaneous widening of the summer to winter spread resulted in the deferral of the withdrawal of proprietary optimization inventory until fiscal 2013.

Variable Costs

The variable operating costs of our facilities are primarily comprised of fuel costs associated with natural gas and electricity for compressor operations. Our operating costs are affected by the amount and price of energy used to inject and withdraw natural gas from our facilities and by the number and timing of gas injections and withdrawals. For example, if we experience large injections of natural gas in the early summer (instead of a steady rate of injections throughout the summer), we would have higher costs in our first quarter and lower than expected costs in the second quarter. A mild winter could lead to less withdrawals in total, and therefore lower overall fuel and power costs because less injections would occur in filling our storage facilities. These cost variances could be partially offset by similar variances in long-term contract revenues.  During the year ended March 31, 2013, operating expenses were favorable when compared to the year ended March 31, 2012 as a result of lower fuel and electricity costs.  Higher inventory levels at the beginning of the fiscal year led to significantly reduced inventory cycling at our facilities and, accordingly, resulted in reduced power and fuel costs.

Carrying Costs

Our cost of capital and the amount of our available working capital impacts the amount of capacity utilized for proprietary optimization as compared to STF contracts. Proprietary optimization requires us to purchase inventory, which is financed by cash on hand and our credit facility. A higher cost of capital relative to that of our customers will generally lead to lower volume used for proprietary optimization transactions. In general, higher carrying costs for us or our customers result in lower margins for us. In the fiscal year ended March 31, 2013 we allocated less capacity to proprietary optimization in order to reduce capital invested in this revenue strategy and to reduce long-term debt.

Customer Usage Patterns

Incremental revenue opportunities in the form of STF or proprietary optimization transactions may arise for us if capacity usage by our LTF customers is underutilized or offset by other LTF customers.

Weather

Weather extremes and variability directly affect our margins by increasing volatility in natural gas markets and impacting pricing for natural gas storage services. Very mild years tend to have lower volatility and therefore tend to reduce revenue generated under our STF and proprietary optimization strategies.  In contrast, years with very hot summers, very cold winters or a number of significant storms tend to increase volatility and therefore increase the revenue generated under those strategies. In fiscal 2013, relatively warm summer conditions and generally average winter weather conditions resulted in somewhat dampened volatility in natural gas storage markets.

Supply Patterns for Natural Gas

During the past several years North America has experienced a dramatic increase in the supply of natural gas, principally from the development of unconventional natural gas sources, including shale gas. These increases in supply have been coupled with build-outs of natural gas pipeline capacity in certain areas of the United States, which generally have the effect of increasing deliverability of natural gas to more North American markets and dampening the price differentials for natural gas between geographic markets, including those served by us. We believe that these factors tend to reduce the absolute price of natural gas along with the associated seasonal spread as well as dampen natural gas price volatility. We are unable to determine or predict the direct impact on our business from these developments.

Inflation

Inflation has been relatively low in recent years and did not have a material impact on our results of operations for the years ended March 31, 2013, 2012 and 2011. Although the impact of inflation has been insignificant in recent years, it remains a factor in the current economy.

Critical Accounting Estimates and Policies, page 64

3.                                      We note your reference to your footnote disclosure regarding significant accounting policies. Please tell us your consideration of providing disclosure about critical accounting estimates pursuant to the guidance in SEC Release 33-8350 as well as the requirements of Item 303(a)(3)(ii) of Regulation S-K which requires a description of a known uncertainty. Disclosure is appropriate when: the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material. It appears that estimates related to goodwill impairment testing, in particular, might be considered critical in your case. In this regard, please tell us whether you are at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19 because any of your reporting units has a fair value that is not substantially in excess of carrying value. If so, please tell us your consideration of disclosing:

•                                          The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                                          The methods and key assumptions used and how the key assumptions were determined;

•                                          The degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•                                          The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If not, please tell us your consideration of disclosing that the fair value of each of your reporting units is substantially in excess of carrying value.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it had determined as of March 31, 2013 that the fair value of each of its reporting units is substantially (25% - 59%) in excess of its carrying value.  In future filings, to the extent the fair value of each of its reporting units substantially exceed their carrying values, the Company will disclose this determination.

If the Company determines in the future that its reporting units do not have estimated fair values substantially in excess of their carrying values, in the aggregate or individually, and which could result in an impairment that is material to the Company’s results of operations, the Company will ensure the appropriate disclosures, as referenced in your letter and as defined by Item 303 of Regulation S-K, will be made for future reporting periods.

Item 11. Executive Compensation, page 76

Discretionary Bonus Awards, page 78

4.                                      We note that you have not provided a quantitative discussion of the Adjusted EBITDA or total recordable incident rate to be achieved in order for your named executive officers to earn their bonus awards. Please disclose these targets and discuss how difficult or likely it will be for the executive or registrant to achieve the target levels or other factors. Refer to Item 402 (b)(2)(v) of Regulation S-K and Question 118.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE:

The Staff requested that the Company provide a quantitative discussion of the Adjusted EBITDA and Total Recordable Incident Rate (“TRIR”) that must be achieved in order for the Named Executive Officers to earn their bonus amounts.  The Company set an internal target goal for Adjusted EBITDA and TRIR and met these internal targets.  However, due to the fact that the bonus plan is ultimately a discretionary plan, the actual results for both Adjusted EBITDA and TRIR were not the sole reason that the bonus was considered to be “earned.”  The Company, as part of its stated plan, always reserves the right to adjust incentive amounts at its sole discretion.  Such adjustments may result from, but are not limited to, overall business performance and the equity of awards.

The Staff also requested a description of how difficult or likely it would be for the executive or the registrant to achieve the target levels set for Adjusted EBITDA and TRIR or other factors that are considered when setting the bonus amounts.  The targets for Adjusted EBITDA are set by the Compensation Committee subsequent to reviewing and approving the budget for the upcoming year.  Therefore, the target EBITDA is related to (but not necessarily the identical value of) achieving budget targets for the Company.  Consequently, by considering the EBITDA yearly budget, the Compensation Committee believes that a target EBITDA that is proximate to the budget should be achievable.  The TRIR target was also set by the Compensation Committee and was partially formulated by reference to industry statistics and the Company’s general reportable incident history.

The Company would like to reiterate its statement within the Form 10-K that the bonus plan for the 2013 is a discretionary bonus plan.  The Staff requested that the Company review Item 402(b)(2)(v) (“what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions”), and the Company respectfully submits that its disclosure within the previous year’s Form 10-K has noted all applicable performance criteria that were considered during the determination of the bonus plan amounts for the previous year, as well as the fact that the Company may adjust those factors or take other factors into consideration when making actual decisions regarding amounts to be paid. Instruction 1 to Item 402(b) of Regulation S-K provides that the purpose of the Compensation Discussion and Analysis is to provide investors with material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the Named Executive Officers.  In addition, Compliance and Disclosure Interpretation 118.04 states that, if performance targets are not material in the context of a company’s executive compensation policies and decisions, that the company is not required to disclose the performance targets.  Whether performance targets are a material aspect of a bonus plan is a facts and circumstances issue, which the Company must evaluate in good faith.

The Company has assessed the previous fiscal year’s bonus plan and its decisions surrounding the determination of bonus payments under the plan and believe that additional specificity regarding the performance targets is not material to the investor’s understanding of the plans.  While performance targets are used as guidelines, the Company may determine to use any qualitative or subjective factors that it deems appropriate when setting the final amount of the bonus to be paid under the plan, if any.  Participants in the plan are told at the beginning of each year that any target amounts or goals set for the applicable year may be modified at the Company’s discretion at any time, or replaced or terminated altogether.  The Company’s success or satisfaction with respect to any specific performance goal will not dictate the amount of the bonus that is ultimately paid to any individual.

The Staff also requested that the Company review Compliance and Disclosure Interpretation 118.02, which generally notes that it could be necessary to disclose information that is not specified within the rules of Item 402 of Regulation S-K if it would be necessary to an investor’s understanding of the program.  However, the Company believes that the information that it provided to investors in the Form 10-K regarding the previous fiscal year’s bonus plan provides the investors with the material information necessary to understanding our annual cash bonus programs as required by the disclosure rules of Item 402 of Regulation S-K and its accompanying interpretations.  In summary, given that the Company’s disclosures describe the potential bonus amounts, the performance metrics that are considered during deliberations, the target payouts and the amounts actually received, providing a further break down of the process and the mechanics used to calculate the bonuses received by the Named Executive Officers does not afford the Company’s investors with any additional helpful or material information.

Notes to Consolidated Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Revenue recognition, page F-10

5.                                      We note your disclosure at the bottom of page 4 that under your short-term firm storage contracts, the customer pays a fixed fee to inject a specified quantity of natural gas on a specified date or dates and to store gas in [your] storage facilities until withdrawal on a specified future date or dates. In light of the storage component of the short-term firm storage contracts and considering your disclosure on page 4 that short-term firm storage contracts can extend up to two years, please tell us your basis for recognizing half of the fees on these contracts at injection and half of the fees at withdrawal.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and, in future filings, intends to modify the description on page 4 under its short-term firm storage contracts to more accurately reflect that the service being provided is for injection and withdrawal. The Company will describe that the customer pays a fixed fee to inject a specified quantity of natural gas on a specified date or dates and a fixed fee to withdraw a specified quantity of natural gas on a specified date and clarify that the fee stipulated in the contract for each performance obligation (injection and withdrawal) is recognized when the service occurs.

The Company also respectfully submits that the recognition of revenue related to the Company’s short-term firm (“STF”) contracts reflects the pattern in which the obligations to its customers are fulfilled and is in accordance with ASC 605. The Company’s assessment of each of the four revenue recognition criteria is:

1.              Persuasive evidence of an arrangement exists: The Company’s customary practice is to enter into a standard written contract, executed by both the customer and the Company. There are no side arrangements. With the exception of the dates, quantities of gas and fees specified in the contract, the terms of the Company’s STF arrangements with its customers are homogenous.

2.              Occurrence of performance/ delivery: A customer is required to inject a specified quantity of natural gas on a specified date or dates and withdraw their gas on a specified future date or dates. Delivery occurs when gas is injected and withdrawn, as specified under the terms of the written contract with the customer. A STF customer does not have the option to utilize injection and withdrawal capacity other than that specified in the contract. Unlike a long-term firm (“LTF”) contract where the use of storage capacity agreed to in the contract is an additional service the Company provides its customers, a STF contract does not require the Company to provide a customer with flexibility in the use of the storage capacity for the duration of the contract.  The service the Company provides to its STF customers is the injection of their gas on a specified date and the delivery of gas on a specified date.  The Company determines the pricing of STF and LTF contracts differently, which is reflective of the different services being provided and the difference in revenue recognition for the two types of contracts.

3.              The fee is fixed or determinable: the Company negotiates its fee for services at the outset of a STF contract. The STF contract provides no additional rights with respect to the storage or cycling of the contract quantities. Accordingly, no additional value is provided beyond the injection and withdrawal services provided. The fees for each performance obligation (injection and withdrawal) are billed upon performance and due on the 25th of the month following delivery. In these arrangements, the fees are nonrefundable.

4.              Collectability is reasonably assured: Collectability is evaluated on a customer specific basis. If collectability is not considered reasonably assured at the outset of a STF contract in accordance with the Company’s internal credit review process, revenue is recognized when the fee is collected. The majority of the Company’s STF contracts are transacted with investment grade counterparties and the Company has had no history of collection issues.

98% of the Company’s STF contracts are for terms of less than one year.

Note 11. Income Taxes, page F-27

6.                                      Please tell us your consideration of the applicability of the disclosure requirement in Rule 4-08(h)(1)(i) of Regulation S-X in terms of disclosing the components of earnings (loss) before income tax expense (benefit) as either domestic or foreign. In this regard, we note that domestically you are treated as a nontaxable partnership for income tax purposes, but you have taxable subsidiaries in Canada that are generating significant income tax benefits. Additionally, as it relates to your effective rate reconciliation, please tell us your consideration of using zero percent as your expected tax rate as opposed to 35%, as this appears to be the applicable statutory Federal income tax rate given your status as a nontaxable partnership in the U.S.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and, in future filings, intends to include additional disclosures to more explicitly comply with Rule 4-08(h)(1)(i).

With respect to the effective rate reconciliation, the Company primarily took into consideration the following factors in determining that 35% was the applicable Federal statutory income tax rate for the Company:

•                  A significant amount of the income earned by the Company’s subsidiaries is taxable;

•                  While the Company is a partnership for U.S. federal income tax purposes, due to changing and potentially significant level of income subject to entity level tax, the Company believes it is more appropriate to reconcile to an applicable rate of greater than zero;

•                  As the Company is a U.S. domiciled entity, the Company believes that an expected tax rate of 35% is the more appropriate rate. By using the 35% rate, the Company provides additional information to investors regarding not only the amount of non-taxable income but also the difference in rates from domestic to foreign; and

•                  Analysis of publicly-traded partnership peers suggests that there is inconsistency in the application of an expected tax rate.

Form 10-Q for Quarterly Period Ended December 31, 2013

Notes to Unaudited Consolidated Financial Statements, page 5

Note 6. Members’ Equity, page 15

Equity Restructuring, page 15

7.                                      Please tell us the basis in GAAP for accounting for the cancellation of subordinated units and previous IDRs in exchange for the issuance of a new class of IDRs and notional subordinated units (with voting rights only) as an equity restructuring at book value. Also tell us your consideration of the fair values of the securities exchanged and whether common unitholders experienced an economic gain or loss in connection with the exchange.

RESPONSE:

U.S. GAAP does not specifically address the accounting for the Company’s equity restructuring.

Prior to the restructuring, the Carlyle/Riverstone Funds owned approximately 50% of the common units, 100% of the subordinated units, the Managing Member’s interest and all of the Incentive Distribution Rights (“IDRs”). The equity restructuring resulted in an elimination of the subordinated units, which effectively changed the ownership interests held by the Carlyle/Riverstone Funds in relation to the ownership interests held by the public.

•                  Con 6 para 82 “Gains are increases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from revenues or investments by owners”

•                  Con 6 para 83 “Losses are decreases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from expenses or distributions to owners”

As the equity restructuring resulted in an exchange of equity interests and did not impact assets or liabilities and there was no change to net assets, a gain or loss was not recognized in accordance with Concept 6 paragraphs 82 and 83.

ASC 260-10-S99-2 addresses the redemption or induced conversion of preferred stock and its impact on earnings per share.  Although this guidance applies to preferred stock, the Company considered this guidance by analogy in the context of the subordinated units and IDRs being exchanged/converted for new IDRs.  If a registrant redeems its preferred stock, the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the registrant’s balance sheet should be subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of EPS. This literature indicates that the difference should be treated in a manner similar to the treatment of dividends paid on preferred stock (i.e., a deemed dividend).

The Company first considered whether there was a detriment to the common unit holders as a result of the restructuring, such that a charge to earnings per share (“EPS”) would be recorded. A fairness opinion was obtained for the equity restructuring that indicated that the restructuring did not adversely impact the non-managing members.

In addition, as evidenced by the price of common units after the announcement, common unit holders viewed the restructuring favorably (common unit prices went up by approximately 18% immediately following the announcement). The common unit holders benefit from the restructuring in that they are entitled to receive additional distributions above the minimum quarterly distribution for any increase in aggregate distribution, rather than not participating in the next $12 million of distributions above the $0.35 threshold as occurred under the pre-restructuring format.   For example, if the Company were to increase its aggregate quarterly distribution to $15 million from the $12 million it has distributed quarterly to date, under the new structure, common unit holders would receive approximately half of the incremental $3 million distribution, or $1.5 million (with the IDR holders receiving the other half). Under the previous structure, the common units would have received no increase, as the $3 million increase would not have been sufficient to pay the incremental $12 million that would have been required to be paid to the holders of the subordinated units before any additional distribution to the common units.

The Company then considered whether an increase to net income to arrive at income available to common unit holders in the EPS calculation should be reflected because the equity restructuring essentially results in a change in the waterfall structure. The Company believes that increasing EPS as a result of the equity restructuring would not fairly represent the essence of the restructuring. That is, while the effect of the equity restructuring was to change the waterfall structure, the Company had not paid any distributions on the subordinated units since November 2011 and never paid distributions on the old IDRs. The new IDRs will not be paid distributions until the Company’s Board of Directors increases the quarterly distribution.  If and when the Company’s Board of Directors increases its quarterly distribution, the common unit holders will benefit from such increased distributions at the same time as the holders of the new IDRs.

Through consideration of the analysis above and consideration that ASC 260-10-S99-2 is specific to the redemption or induced conversion of preferred stock (and the Company’s equity restructuring is neither of those situations), the Company concluded that no adjustment to EPS was necessary. Accordingly, the Company concluded that this exchange of interests within the equity section should be recorded at book value.

Earnings Per Unit, page 16

8.                                      With a view toward enhancing disclosure in your future filings, please tell us whether the new IDRs are a separate class of limited partner interest or are embedded in the general partner interest, whether distributions to IDR holders are explicitly limited to available cash, how you are treating the new IDRs for purposes of computing earnings per share and the basis in GAAP for your accounting. Refer to ASC 260.

RESPONSE:

The Company acknowledges the Staff’s comment and, as a preliminary matter, respectfully submits that the Company is not a limited partnership, and thus does not have limited partner interests or general partner interests.  However, the Company acknowledges that it is a “publicly traded partnership” for tax purposes, and is not substantively different from a limited partnership with respect to the guidance of ASC 260.  The Company’s new IDRs are a separate membership interest and are not legally embedded in the managing member interest (the equivalent to the Company’s general partner interest) and represent participating securities as contemplated by ASC 260.  The Company has determined, based on the provisions of its operating agreement, that the operating agreement does not include a “specified threshold,” such that the new IDRs may participate in undistributed earnings. Assuming incentive distributions are made in the future, the amount of those distributions will reduce the amount of undistributed earnings (the excess, if any, of net earnings over distributions declared), and the new IDRs will participate in the allocation of any undistributed earnings in accordance with the contractual cash distribution provisions specified in the Company’s operating agreement.  To the extent that aggregate distributions declared exceed earnings, such excess shall be allocated to the members in accordance with the provisions for allocations in losses specified in the Company’s operating agreement.  Because the provisions of the Company’s operating agreement provide that the new IDRs do not participate in allocations of losses, the excess of distributions over earnings shall be allocated to the managing member and other non-managing members. The new IDRs are being treated as a separate class of equity for the purpose of computing earnings per share and the Company is continuing to apply the two-class method of allocating earnings per share as it has previously disclosed in note 14 of the consolidated financial statements included in the Form 10-K.  The GAAP basis for applying the two-class method is outlined in ASC 260-10-45-59 to ASC 260-10-45-60B.  In future filings, the Company will disclose that the new IDRs are a separate interest and represent participating securities.

The Company’s Board of Directors evaluates and declares the distribution on a quarterly basis based on the facts and circumstances at that time, including its consideration of distributable cash flow.

9.                                      Similar to your disclosures regarding earnings per unit provided in Form 10-K, please tell us your consideration of including a line item for any reduction attributed to Managing Member’s allocation of incentive distributions in the tabular reconciliation from net earnings (loss) attributable to Niska Partners to net earnings (loss) attributable to common and subordinated unitholders, even if the reduction is zero for each of the periods presented.

RESPONSE:

The Company respectfully believes that the amounts are accurately presented on the face of its statement of earnings as part of the earnings allocable to the managing member. The Company adjusted the footnote on page 16 of the Form 10-Q; however, the Company will modify its future filings to present this allocation as a separate line item.

As requested by the Staff, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments  or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *                                         *                                         *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

By:	/s/ E. Ramey Layne
Name:	E. Ramey Layne
Title:	Vinson & Elkins L.L.P.

Enclosures

cc:                                Vance Powers

Jason Dubchak